Exhibit 23.1

Consent of Independent Registered Accounting Form

The Board of Directors

HSBC USA Inc.:

We consent to the use of our report dated February 25, 2005, with respect to the consolidated balance sheets of HSBC USA Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and the consolidated balance sheets of HSBC Bank USA, National Association (formerly HSBC Bank USA) and subsidiaries as of December 31, 2004 and 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

New York, New York

August 16, 2005